                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

      Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
 X    1934 (No Fee Required)
---
      For the fiscal year ended December 31, 2000

                                       OR

      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
---

      For the transition period from ______________ to _____________

                        Commission File number 000-21561

--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                   MCSi, Inc.
                           401(k) PROFIT SHARING PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   MCSi, Inc.
                          4750 Hempstead Station Drive
                               Dayton, Ohio 45429

                          INDEX TO FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES


                                                                                                             PAGE(S)
                                                                                                             -------
Report of Independent Accountants                                                                                  2

Financial Statements:

       Statement of Net Assets Available for Plan Benefits as of
         December 31, 2000 and 1999                                                                                3

       Statement of Changes in Net Assets Available for Plan Benefits
         for the Years Ended December 31, 2000 and 1999                                                            4

       Notes to Financial Statements                                                                            5-10

Supplemental Schedules:*

       Schedule of Assets Held for Investment Purposes as of December
         31, 2000                                                                                         Schedule I

       Schedule of Reportable Transactions
         for the Year Ended December 31, 2000                                                            Schedule II

       Schedule of Nonexempt Transactions
          for the Year Ended December 31, 2000                                                          Schedule III







* Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and
Administrator of the MCSi, Inc.
401(k) Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the MCSi, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions, and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 21, 2001

MCSi, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                                                        DECEMBER 31,
                                                                                   2000               1999
                                                                               ------------       ------------
ASSETS

Investments at fair market value (Note 3)                                       $18,954,342        $14,935,276

Participant loans receivable                                                        423,961            192,263
                                                                               ------------       ------------
       Total investments and participant loans receivable                        19,378,303         15,127,539
                                                                               ------------       ------------
Contributions receivable:
   Participants                                                                     248,598            124,251
   Employer                                                                         630,391            295,125
                                                                               ------------       ------------
       Total contributions receivable                                               878,989            419,376
                                                                               ------------       ------------
Cash                                                                                     17                143
                                                                               ------------       ------------
       Total assets                                                              20,257,309         15,547,058
                                                                               ------------       ------------
LIABILITIES
Excess contributions refundable to employees                                         52,979             40,729
                                                                               ------------       ------------
Net assets available for plan benefits                                          $20,204,330        $15,506,329
                                                                               ============       ============
















   The accompanying notes are an integral part of these financial statements.

MCSi, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                                                         YEAR ENDED
                                                                                         DECEMBER 31,
                                                                                    2000              1999
                                                                                -----------        -----------
ADDITIONS
   Employee contributions and rollovers                                         $ 9,097,946        $ 9,720,664
   Employer contributions                                                           630,391            295,125
                                                                                -----------        -----------
                                                                                  9,728,337         10,015,789
                                                                                -----------        -----------
   Investment (loss) income:
     Net (depreciation) appreciation in fair market value
        of investments                                                           (3,828,506)         2,516,605
     Interest and dividends                                                       1,288,367            613,512
                                                                                -----------        -----------
       Total investment (loss) income                                            (2,540,139)         3,130,117
                                                                                -----------        -----------
       Total sources of assets                                                    7,188,198         13,145,906
                                                                                -----------        -----------

DEDUCTIONS
   Benefit payments and withdrawals                                              (2,490,197)        (1,255,159)
                                                                                -----------        -----------
Increase in net assets available for plan benefits                                4,698,001         11,890,747

Net assets available for plan benefits - beginning of year                       15,506,329          3,615,582
                                                                                -----------        -----------
Net assets available for plan benefits - end of year                            $20,204,330        $15,506,329
                                                                                ===========        ===========














   The accompanying notes are an integral part of these financial statements.

MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the MCSi, Inc. ("MCSi" or the "Company") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are age twenty-one or older. The Plan was established on January 1, 1987 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     INVESTMENT FUNDS
     The Plan allows active participants to elect how their contributions will be directed among investments options offered by the Plan. As of December 31, 2000, investment options offered by the Plan included various mutual funds and the common stock of MCSi.

     CONTRIBUTIONS AND FUNDING
     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions. Participants may elect to contribute up to 20% of their eligible compensation.

     Each year, the Company may elect to make a discretionary matching contribution equal to a percentage of each participant's contributions. All eligible participants must be employed on the final day of the year in order to receive any such contribution. For the year ended December 31, 2000, participant contributions were matched by a Company contribution of 43,854 shares of employer stock with a fair value of $630,391. The 1999 employer contribution consisted of 10,090 shares of MCSi stock with a fair value of $295,125.

     Additionally, each year, the Company may elect to make a discretionary profit sharing contribution to the participant accounts, which equals between 1%-15% of eligible employees' compensation during the Plan year. No profit sharing contribution was made during the years ended December 31, 2000 and 1999.

     VESTING
     Participants are immediately vested in their contributions plus earnings thereon. Company matching contributions vest ratably over a three-year period beginning on the participant's original eligibility date.

MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     A participant becomes vested in his or her account (i) upon either the attainment of retirement age or the third anniversary of his or her initial participation date (if within three years of retirement age), whichever is later, (ii) upon satisfaction of early retirement requirements (attainment of age 55 and three years of vested service), (iii) in the event of death or disability, or (iv) upon Plan termination. Upon termination of employment, a participant is entitled to full distribution of his or her contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are used to reduce future Company contributions. Total forfeitures for the year ended December 31, 2000 were $2,677.

     PARTICIPANT ACCOUNTS
     A participant may withdraw his or her participant contributions and any earnings thereon during his or her employment in the case of "hardship" (as defined by the Plan). This withdrawal is subject to a 10% additional tax if the participant is under age 59 1/2. The participant may not withdraw any Company matching contribution until he or she terminates employment with the Company.

     LOANS
     Participants may borrow from their accounts equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the prime rate. Principal and interest are paid ratably through monthly payroll deductions.

     TERMINATION OF THE PLAN
     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. In the event of Plan termination, participants will become fully vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared under the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's investments are stated at fair value. The fair value of the underlying investments are based on quoted market prices.

MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Gains and losses are reported under the current value method which calculates realized gains and losses as proceeds less the current value of the security sold as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as the current value of investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year).

     PLAN EXPENSES
     Expenses associated with the administration of the Plan may be paid by the Plan if not previously paid by the Company. All significant administrative expenses of the Plan for the years ended December 31, 2000 and 1999 have been paid by the Company.

     PAYMENTS TO WITHDRAWING PARTICIPANTS
     The Plan records payments to withdrawing participants at the time of disbursement.

     ROLLOVER CONTRIBUTIONS AND TRANSFERS
     Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's investments:


                                                          DECEMBER 31,
                                                     2000               1999
                                                 -----------        -----------
Participant-directed:
   Firstar Treasury Fund                         $ 1,334,134        $ 1,120,035
   Dean International Fund                         1,127,565            788,365
   Dean Small Cap Fund                             1,259,901            769,907
   Dean Large Cap Fund                             1,221,347                  -
   Fidelity Equity Growth Fund                     4,673,855          4,082,352
   Fidelity Technology Fund                        3,233,581          3,526,491
   Fidelity Mid-Cap Fund                           3,077,067          1,628,543
   All other                                       1,954,415          1,941,627
Non participant-directed:
   Employer stock                                  1,072,477          1,077,956
                                                 -----------        -----------
                                                 $18,954,342        $14,935,276
                                                 ===========        ===========


     The performance of the Plan's investments for 2000 and 1999 is summarized as follows:


                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                   2000                 1999
                                                -----------          ----------
Employer stock                                  $  (606,060)         $  497,154
Mutual funds                                     (3,222,446)          2,019,451
                                                -----------          ----------
(Depreciation) appreciation                     $(3,828,506)         $2,516,605
                                                ===========          ==========


MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   NON PARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the investment options which are not exclusively participant-directed and relate solely to employer stock are as follows:


                                                          DECEMBER 31,
                                                     2000               1999
                                                 -----------        -----------
Net assets:
   Assets:
     Employer stock                              $ 1,072,477        $ 1,077,956
     Employer contributions receivable               630,391            295,125
     Employee contributions receivable                14,775                  -
                                                 -----------        -----------
                                                 $ 1,717,643        $ 1,373,081
                                                 ===========        ===========


                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                   2000                 1999
                                                -----------          ----------
Changes in Net Assets:
   Contributions                                $   645,166          $  295,125
   Net (depreciation) appreciation                 (606,060)            497,154
   Benefits paid to participants                   (171,441)            (44,909)
   Transfers from participant-directed
    investments                                     476,897             336,383
                                                -----------          ----------
                                                $   344,562          $1,083,753
                                                ===========          ==========



5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are managed by Dean Investment Associates (Dean). Dean is the recordkeeper as defined by the Plan. Participants may elect to invest in the common stock of MCSi, the sponsor of the Plan.

MCSi, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   TAX STATUS OF THE PLAN

     The Company received its latest favorable determination letter dated March 5, 1998 from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

7.   COMMITMENTS AND CONTINGENCIES

     In the normal course of business the Plan is subject to claims, both asserted and unasserted. Based on information presently available at December 31, 2000, the Plan administrator and MCSi management do not believe that any of these issues would have a material effect on the Plan's financial statements.

8.   PAYMENTS TO WITHDRAWING PARTICIPANTS

     As of December 31, 2000, there were no participant withdrawals that were requested and approved but not paid by the Plan.


MCSi, INC.
401(k) PROFIT SHARING PLAN
FORM 5500 SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000                                                                                        SCHEDULE I
-------------------------------------------------------------------------------------------------------------------

                                                                                                        FAIR MARKET
             IDENTITY OF ISSUE                       UNITS                  UNITS       COST**             VALUE
             -----------------                       -----                  -----       ------             -----
Firstar Treasury Money Market Fund                 Mutual Fund             133,413       N/A            $ 1,334,134
Dean Balanced Fund*                                Mutual Fund              41,952       N/A                448,890
Conseco Fixed Income Fund                          Mutual Fund              52,500       N/A                521,855
Dean International Fund*                           Mutual Fund              99,784       N/A              1,127,565
Dean Large Cap Fund*                               Mutual Fund             106,854       N/A              1,221,347
Dean Small Cap Fund*                               Mutual Fund             123,884       N/A              1,259,901
Fidelity Equity Growth Fund                        Mutual Fund              78,460       N/A              4,673,855
Fidelity High Yield Fund                           Mutual Fund              89,761       N/A                832,083
Fidelity Technology Fund                           Mutual Fund             145,788       N/A              3,233,581
Fidelity Mid-Cap Fund                              Mutual Fund             138,109       N/A              3,077,067
BT Equity 500 Index                                Mutual Fund               1,008       N/A                151,587
MCSi, Inc.*                                       Common Stock              50,174    $1,414,907          1,072,477
Participant Loans (A)*                                Loans                      -             -            423,961
                                                                                                        ------------
                                                                                                        $19,378,303
                                                                                                        ============

(A) Interest rates on participant loans is between 7.8% and 9.5%.



*  Party-in-interest.
** Historical cost of participant directed investments is a non-required disclosure and is therefore not applicable.


MCSI, INC.
401(k) PROFIT SHARING PLAN
FORM 5500 SCHEDULE H, LINE 4(i) - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 2000                                SCHEDULE II
-----------------------------------------------------------------------------------------------------------------


(a) IDENTITY OF PARTY     (b) DESCRIPTION     NUMBER OF     (c) PURCHASE    (d) SELLING    (g) COST OF    (i) NET
        INVOLVED               OF ASSETS     TRANSACTIONS       PRICE            PRICE      ASSETS (1)    GAIN (1)
        --------              ---------      ------------       --------        -------     ----------    --------
MCSi, Inc.                   Common stock         88           $  888,326      $      -     $ 888,326     $     -
                                                 124                            281,077       284,610      (3,533)


* This schedule reports those transactions purchased and/or sold during the current year that are in excess of 5% of the fair market value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


MCSI, INC.
401(k) PROFIT SHARING PLAN
FORM 5500 SCHEDULE H, LINE 4(a) - SCHEDULE OF NONEXEMPT TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 2000                                                                                  SCHEDULE III
----------------------------------------------------------------------------------------------------------------------------------

                                                                (c) DESCRIPTION
                                       (b)                     OF TRANSACTIONS
                                 RELATIONSHIP TO              INCLUDING MATURITY
                                 PLAN, EMPLOYER,                 DATE, RATE OF
      (a) IDENTITY OF                OR OTHER              INTEREST, COLLATERAL, PAR             (d)PURCHASE  (e)SELLING  (f)LEASE
       PARTY INVOLVED            PARTY-IN-INTEREST             OR MATURITY VALUE                   PRICE (1)     PRICE     RENTAL
------------------------------   -----------------  ------------------------------------------   -----------  ----------  --------
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions   $   46,205       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions      104,998       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       69,726       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       85,243       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions        7,940       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions        4,614       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions        7,397       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       38,466       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       35,644       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       21,279       N/A        N/A
                                                    on a timely basis
MCSi, Inc.                       Plan Sponsor       Failure to remit participant contributions       49,256       N/A        N/A
                                                    on a timely basis


                                  (g)EXPENSES
                                  INCURRED IN                                (j) NET GAIN
                                  CONNECTION                   (i)CURRENT      OR (LOSS)
      (A) IDENTITY OF                WITH        (h) COST OF    VALUE OF       ON EACH
       PARTY INVOLVED             TRANSACTION     ASSET (1)     ASSET (2)     TRANSACTION
-----------------------------     -----------    -----------   ----------    ------------
MCSi, Inc.                             N/A       $   46,205    $   46,284         N/A

MCSi, Inc.                             N/A          104,998       105,258         N/A

MCSi, Inc.                             N/A           69,726        69,785         N/A

MCSi, Inc.                             N/A           85,243        85,462         N/A

MCSi, Inc.                             N/A            7,940         7,968         N/A

MCSi, Inc.                             N/A            4,614         4,681         N/A

MCSi, Inc.                             N/A            7,397         7,587         N/A

MCSi, Inc.                             N/A           38,466        38,677         N/A

MCSi, Inc.                             N/A           35,644        35,803         N/A

MCSi, Inc.                             N/A           21,279        21,368         N/A

MCSi, Inc.                             N/A           49,256        49,448         N/A


(1) The purchase price and cost represent the 2000 contributions remitted to the Plan.
(2) The current value of assets represents the 2000 contributions and interest earned by the Company during the period of the Company's use of the participant's contributions.

 * This schedule reports nonexempt transactions during the year as required by ERISA Section 2520.103-10(b)(3) and IRS Form 5500 Schedule H, 4(a).

                                   SIGNATURES

MCSI, INC. 401(k) PROFIT SHARING PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         MCSi, Inc.
                                         401(k) PROFIT SHARING PLAN

                                         By: /s/ Ira Stanley
                                         Plan Administrator
                                         June 21, 2001

                                  EXHIBIT INDEX



Exhibit No.
-----------

    23               Consent of PricewaterhouseCoopers LLP